Filed pursuant to Rule 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 1
DATED MAY 6, 2015
TO THE PROSPECTUS DATED APRIL 28, 2015
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 1 supplements certain information contained in our prospectus dated April 28, 2015, as described below. You should read this Supplement No. 1 together with our prospectus dated April 28, 2015. Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 have the same meanings as set forth in the prospectus.

This discussion updates the section of the prospectus captioned “Management – Compensation of Directors,” which is on page 124 of the prospectus.

Compensation of Directors

We pay our independent directors an annual fee of $20,000 plus $1,000 for each in-person meeting of the board and $500 for each meeting of the board attended by telephone. We pay our independent directors $500 for each in-person meeting of each committee of the board and $350 for each meeting of each committee of the board attended by telephone. We also pay the chairpersons of any committee of our board, including any special committee, an annual fee of $5,000. Based in part on the workload and responsibilities of our independent directors and the amount of director compensation paid by peer companies, our nominating and corporate governance committee has recommended, and our board of directors has approved, an increase to independent director compensation as follows. Effective June 1, 2015, we will pay our independent directors an annual fee of $30,000 plus $1,250 for each in-person meeting of the board and $750 for each meeting of the board attended by telephone; we will pay our independent directors $750 for each in-person meeting of each committee of the board and $500 for each meeting of each committee of the board attended by telephone; and we will also pay the chairperson of the nominating and corporate governance committee of our board an annual fee of $7,500 and the chairperson of the audit committee of our board an annual fee of $10,000.

We also reimburse all of our directors for any out-of-pocket expenses incurred by them in attending meetings. We do not compensate any director that also is an employee of our company, our Business Manager or its affiliates.

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Our Portfolio of Real Estate Assets

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets – Our Portfolio of Real Estate Assets – Investments in Real Properties,” which begins on page 163 of the prospectus.

Investments in Real Properties

We, through wholly owned subsidiaries, acquired fee simple interests in the following retail properties (dollar amounts stated in millions, except for per square foot amounts):

Property Name	Date Acquired		Total Square Feet	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annual- ized Base Rent (2)	Weighted Average Annualized Base Rent per Square Foot (2)	Weighted Average Remain- ing Lease Term in Years (3)	Financial Occu- pancy (4)	Phy- sical Occu- pancy (5)	Tenants (6)	Competing Shopping Centers (7)
Retail Properties

Yorkville Marketplace -- Yorkville, IL	4	/28/15	111,591	$24.5	6.96%	$2.0	$19.34	6 years	92.5%	92.5%	Jewel-Osco, OfficeMax	8, 11

Treasure Valley Crossing (Phase 1) -- Nampa, ID	4	/21/15	112,259	$15.2	6.30%	$1.1	$9.38	12 years	100%	100%	Hobby Lobby, Dick’s, Petsmart	5, 8

(1)	We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition. NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases, including any tenant concessions, such as rent abatement or allowances, that may have been granted. Annualized base rent is as of the date of acquisition.
(3)	This represents the weighted average remaining lease term as of the date of acquisition.
(4)	As used in this supplement, Financial Occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased. Financial Occupancy is as of the date of acquisition.
(5)	Physical Occupancy is as of the date of acquisition.
(6)	Only tenants occupying greater than 10% of the leasable area of the property are listed.
(7)	Number of competing shopping centers located within approximately three and five miles of the property, respectively.

We believe that each acquired property listed above is suitable for its intended purpose and is adequately covered by insurance. We expect to spend approximately $0.4 million of offering proceeds to replace the roof of Yorkville Marketplace. We do not intend to make significant renovations or improvements in the foreseeable future to Treasure Valley Crossing.

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Plan of Distribution

The following information updates the section of the prospectus captioned “Plan of Distribution – Status of the Offering,” which is on page 239 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of April 30, 2015.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
From our sponsor in connection with our formation:	20,000	200,000	—	200,000

Shares sold in the offering:	63,446,727.500	631,331,698	59,730,373	571,601,325

Shares sold pursuant to our distribution reinvestment plan:	1,125,108.983	10,688,534	—	10,688,534

Shares purchased pursuant to our share repurchase program:	(63,996.403)	(607,456)	—	(607,456)
Total:	64,527,840.080	641,612,776	59,730,373	581,882,403
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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